June 16, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop: 3561
100 F Street, NE
Washington, DC 20549

Attn:     Mara L. Ransom
Assistant Director
Office of Consumer Products

Re:    CONE Midstream Partners LP
Registration Statement on Form S-3
Filed May 17, 2017
File No. 333-218055
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 16, 2017
File No. 001-36635

Dear Ms. Ransom:

On behalf of CONE Midstream Partners LP (the “Partnership”), set forth below are responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated June 9, 2017 regarding the above-referenced Registration Statement on Form S-3 and Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”).

For your convenience, the text of the Staff's comments is set forth in bold below, followed in each case by our response.

Registration Statement on Form S-3

General

1.
At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2016. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Company Response:

We acknowledge the Staff’s comment and will not request acceleration of the effectiveness of the above referenced Form S-3 prior to the resolution of all comments regarding the 2016 Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2016

Consolidated Statements of Partners’ Capital and Noncontrolling Interest
Consolidated Statements of Cash Flows

2.
Reference is made to the line item Partner and noncontrolling interest holder activity. Please tell us the nature of the transactions and related amounts included in this line item and your consideration of disclosing a description of the transactions and related amounts comprising the activity. See ASC 850-10-50.

Company Response:

We acknowledge the Staff’s comment and respectfully inform the Staff that because we fully consolidate the Anchor Systems, Growth Systems and Additional Systems (the “Systems”), each of which is a variable interest entity for which we are the primary beneficiary, we initially fund all capital expenditures related to those Systems on a 100% basis, irrespective of our direct ownership interests in those Systems. We request reimbursement from CONSOL Energy Inc. and Noble Energy, Inc. (collectively, our “Sponsors”) on a monthly basis for their noncontrolling ownership interests in the related capital expenditures at each of the Systems through capital calls. The amount of a given monthly capital call is determined based upon the noncontrolling interest holders’ share of the relevant capital expenditures during the period less the noncontrolling interest holders’ interest in the Partnership's earnings before depreciation for the period. During the fiscal years ended December 31, 2015 and 2014, this activity, which is reflected in the caption titled “Investment by partners and noncontrolling interest holders”, consisted entirely of contributions to the Partnership by the noncontrolling interest holders, given our significant capital development during those periods. As the activity for these years was limited to a single transaction type, we believed the presentation on the statement of cash flows reasonably depicted the nature and amount of the transactions, such that additional disclosure was not necessary.

Conversely, during the year ended December 31, 2016, as a result of a significant reduction in the Partnership’s capital spending, the noncontrolling interest holders’ share of earnings before depreciation exceeded their respective capital expenditure funding requirements, generating a capital surplus attributable to the noncontrolling interest holders. As this surplus exceeded the amounts necessary to fund the reduced capital expenditure program, the Partnership distributed to the Sponsors a portion of the capital surplus during the year ended December 31, 2016. The financial statement caption within the consolidated statements of partners’ capital and noncontrolling interest was retitled to “General partner and noncontrolling interest activity” to reflect that the 2016 activity did not result in additional investments by the noncontrolling interest holders on an aggregate basis. The net cash outflow for the year ended December 31, 2016 totaled approximately $2.3 million, which we determined was not material for further financial statement disclosures. Summarized below is the activity within that financial statement caption during the year ended December 31, 2016:

Contributions receivable at December 31, 2015 (page 84 of 2016 10-K); cash received in 2016	$6,720
Capital calls generated in 2016 and received from Sponsors in 2016	4,100
General partner contribution	3
Return of capital surplus to Sponsors	(13,167)
Partner and noncontrolling interest activity - cash flow statement	(2,344)
Contributions receivable at December 31, 2015 (page 84 of 2016 10-K)	(6,720)
General Partner and noncontrolling interest activity - equity statement (rounding)	$(9,064)

In future filings, beginning with our Form 10-Q for the quarter ending June 30, 2017, we will more clearly describe the aforementioned activity between the Sponsors and the Partnership and the relationship between capital spending in the Systems in which the Sponsors still retain interests (the Growth and Additional Systems) and the Sponsors' share of earnings before depreciation in those Systems.

Notes to the Consolidated Financial Statements

Note 4 - Related Party, page 80

3.
Please tell us your consideration of disclosing how you accounted for the acquisition of the remaining 25% noncontrolling interest in the Anchor systems from CONE Gathering. In your response please address how you recognized the difference between the consideration paid and the related carrying value of the noncontrolling interest acquired. See ASC 805-50-50.

Company Response:

We respectfully inform the Staff that prior to our acquisition of the remaining 25% noncontrolling interest in the Anchor Systems, a variable interest entity for which the Partnership is the primary beneficiary, the Anchor Systems were controlled by the Partnership and were fully consolidated in our financial statements (see page 73 of the 2016 Form 10-K, Principles of Consolidation) in each of the periods presented within our 2016 Form 10-K. Accordingly, the acquisition of the remaining 25% of the Anchor Systems represented an equity transaction for which we considered ASC 810 Consolidation, paragraph 10-45-23, Changes in a Parent’s Ownership Interest in a Subsidiary. Pursuant to the application of this guidance, we reduced the noncontrolling interest attributable to the Anchor Systems to zero and recorded the difference between the consideration paid and the amount by which noncontrolling interest was reduced as an adjustment to capital attributable to partners. This transaction is disclosed on the face of the Consolidated Statement of Partners’ Capital and Noncontrolling Interest on page 70 of our 2016 Form 10-K within the caption “Acquisition of remaining 25% interest in the Anchor System.”

We considered the guidance provided in ASC 805 related to disclosure of transactions between entities under common control. In consideration of the disclosures that are provided in Notes 1, 2 and 4 related to the consolidation of the Anchor Systems and the acquisition of the 25% noncontrolling interest, we did not believe that incremental disclosures regarding the accounting for the transaction were necessary. As the Anchor Systems were previously consolidated, the acquisition did not impact the Anchor System's previously reported or future gathering revenue, net income, depreciation expense or assets, each of which is disclosed in Note 14 - Segment Information. As the only prospective impact resulting from the transaction was the elimination of net income attributable to the 25% noncontrolling interest acquired, which we believed was reasonably disclosed in the financial statement footnotes, we did not believe that further disclosure was necessary.

However, we acknowledge the Staff’s comment, and propose that in future filings we will update our disclosure to state that “we accounted for the Acquisition as a transaction between unitholders under ASC 810 - Consolidations.”

Form 8-K filed February 16, 2017

Exhibit 99.1

4.
Reference is made to your disclosure of expected full year Adjusted EBITDA and distributable cash flow. In future filings please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) and a reconciliation (by schedule or other clearly understandable method), to the extent available without unreasonable effort, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

Company Response:

We acknowledge the Staff’s comment and, to the extent we provide expected full year Adjusted EBITDA and distributable cash flow, will revise Exhibit 99.1 in future filings to include a reconciliation of expected full year

Adjusted EBITDA and distributable cash flow to their most directly comparable financial measures. We respectfully inform the Staff that we provided such a reconciliation within the materials that we posted to our public website on February 16, 2017 in connection with our earnings call (slide 8). We intend to use a similar format within Exhibit 99.1 in the future.

Should you have any questions or comments regarding our response to the Staff's comments, please contact me at (724) 485-4000.

Sincerely,
CONE MIDSTREAM PARTNERS LP
By: /s/ David M. Khani
David M. Khani
Chief Financial Officer